United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

May 2019

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	4

Press Release

Vale on the slope of Gongo Soco mine

Rio de Janeiro, May 16th, 2019 – Vale S.A. (“Vale”) informs that its teams have identified a movement at the North slope of the Gongo Soco mine pit in Barão de Cocais (Minas Gerais), which has been paralyzed since 2016, whose potential displacement would be naturally absorved within the pit.

However, in a preventive manner, Vale is evaluating the potential impacts from vibrations, caused by this displacement, on the Sul Superior dam, which is located approximately 1.5 km away from the slope, which led Vale to proactively inform the competent authorities. The pit and the dam are under 24/7 monitoring.

The Sul Superior dam was classified as Level 3 on March 22nd, and the Self-Rescue Zone (ZAS, Zona de Autossalvamento) had already been preventively evacuated on February 8th, totaling 458 realocated people. All preventive measures for this scenario have already been taken, including emergency training with residents of the Secondary Safety Zone (ZSS, Zona de Segurança Secundária). Also in March, the Civil Defense and Vale equipped the ZSS with signs for escape routes. Meeting points, with 24/7 teams ready to assist the population, were defined as well.

Self-Rescue Zone is the region ranging from 10 km or up to 30 minutes away from the point of the dam rupture, as defined by the Emergency Mining Dam Response Plan (PAEBM, Plano de Ação de Emergência de Barragens de Mineração).

For further information, please contact:
+55-21-3485-3900
Andre Figueiredo: andre.figueiredo@vale.com
Andre Werner: andre.werner@vale.com
Fernando Mascarenhas: fernando.mascarenhas@vale.com
Samir Bassil: samir.bassil@vale.com
Bruno Siqueira: bruno.siqueira@vale.com
Clarissa Couri: clarissa.couri@vale.com
Julio Molina: julio.molina@vale.com
Luiza Caetano: luiza.caetano@vale.com
Renata Capanema: renata.capanema@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), and the French Autorité des Marchés Financiers (AMF), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: May 16, 2019		Director of Investor Relations